Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
--------------------------------------------------------------------------------

Zarlink Releases First Quarter Fiscal 2008 Results

OTTAWA, CANADA, July 24, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued results for the Fiscal 2008 first quarter ended June 29, 2007, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

      In line with guidance, first quarter revenue was US$30.6 million. This figure compares with Fiscal 2007 fourth quarter revenue of US$32.0 million and US$38.4 million in the first quarter of Fiscal 2007.

      Zarlink recorded a first quarter Fiscal 2008 net loss of US$5.0 million or US$0.05 per share. This compares with a fourth quarter Fiscal 2007 net loss of US$0.9 million or US$0.01 per share. In the Fiscal 2007 first quarter the Company recorded net income of US$4.2 million or US$0.03 per share.

      "Zarlink's improving backlog and outlook is an encouraging sign of revenue growth from new products and demonstrates that we are making the right technology choices as we transform the Company," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "The impending acquisition of Legerity will further accelerate revenue growth. By integrating Legerity's voice expertise, we will create a company that can better target the growing voice-over-packet and voice-over-cable markets and serve a wider customer base."

Review of Operations

      Gross margin in the first quarter was 43%, compared with 46% in the previous quarter. As anticipated and previously disclosed, gross margin declined as a result of severance costs of US$0.9 million in the Caldicot facility. Zarlink continues to be impacted by a yield issue for one of its foundry customers. This required the customer to redesign and impacted Zarlink's production, resulting in lower gross margin due to under absorption of fixed overhead costs. Gross margin in the first quarter Fiscal 2007 was 58% of revenue.

      R&D expenses in the first quarter were US$8.8 million or 29% of revenue, compared with US$7.8 million or 24% of revenue in the previous quarter. R&D expenses were higher in the quarter due to lower NRE (non-recurring engineering) recoveries in the quarter. In Fiscal 2007 first quarter R&D expenses were US$9.5 million or 25% of revenue.

      S&A expenses in the first quarter were US$10.1 million or 33% of revenue. This figure compares with S&A expenses of US$9.5 million or 30% of revenue in the previous quarter. S&A expenses were US$10.0 million or 26% of revenue in the Fiscal 2007 first quarter.

      The Company also recorded a contract impairment expense of US$0.5 million during the quarter, related primarily to excess space at its Caldicot facility following the closure of its hybrid manufacturing operation.

      The Company made several important corporate and technology announcements in the first quarter, including:

o An agreement to purchase privately held Legerity Holdings, Inc., a leading developer and supplier of voice ICs (integrated circuits) for carrier, enterprise and residential gateway equipment;

o The introduction of the ZL70101 radio chip for in-body communications systems. The ultra low-power wireless chip allows medical device manufacturers to design telemetry systems that will improve patient care, lower healthcare costs, and support new monitoring, diagnostic and therapeutic applications;

o New design tools, including evaluation boards and a "plug and test" diagnostic kit, that simplify the design of hands-free car kits, speakerphones and home automation systems;

o An IP phone reference design combining Zarlink's ZL38004 voice processing platform and 5V Technologies system-on-chip solutions enabling cost-effective IP phone sets supporting high-quality speakerphone capability;

o A new analog foundry power management process that reduces manufacturing costs for customers designing consumer and professional applications, including mobile telephone battery power management;

o Participation in a UK-based consortium of R&D institutes, end-users and manufacturers developing "smart flex" flexible packaging for applications including implanted medical devices.

      On July 23, 2007, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares, payable on September 28, 2007, to preferred shareholders of record as of September 7, 2007.

Second quarter Fiscal 2008 guidance

      The opening order backlog at the start of the Fiscal 2008 second quarter was US$25 million, compared to the US$19 million opening backlog in the first quarter of Fiscal 2008. Zarlink is forecasting Fiscal 2008 second quarter revenues will be between US$32 million and US$34 million. As a result, Zarlink expects a second quarter loss of US$0.02 to US$0.03 per share.

      Zarlink expects to close its acquisition of Legerity Holdings, Inc. in early August. In addition, the Company has issued a preliminary prospectus for CDN$75 million of convertible debentures to help partially finance the acquisition. Financing is expected to close prior to the acquisition. The Company will provide updated guidance once the acquisition closes.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 8:30 a.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-731-6941 or 416-644-3423. The replay number is 1-877-289-8525 (passcode
21238968#) or 416-640-1917 (passcode 21238968#). The replay is available until midnight, August 7th, 2007. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
       (in millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                             Three months ended
                                                                                 June 29,          March 30,         June 30,
                                                                                   2007              2007              2006
                                                                                ---------------------------------------------
Revenue                                                                          $  30.6           $  32.0           $  38.4
Cost of revenue                                                                     17.4              17.3              16.1
                                                                                ---------------------------------------------
Gross margin                                                                        13.2              14.7              22.3
                                                                                ---------------------------------------------
Expenses:
  Research and development                                                           8.8               7.8               9.5
  Selling and administrative                                                        10.1               9.5              10.0
  Contract impairment and other                                                      0.5               0.1                --
                                                                                ---------------------------------------------
                                                                                    19.4              17.4              19.5
                                                                                ---------------------------------------------
Operating income (loss)                                                             (6.2)             (2.7)              2.8

Interest income                                                                      1.5               1.5               1.1
Foreign exchange gain (loss)                                                        (0.3)               --               0.1
                                                                                ---------------------------------------------
Income (loss) before income taxes                                                   (5.0)             (1.2)              4.0
Income tax recovery                                                                   --               0.3               0.2
                                                                                ---------------------------------------------
Net income (loss)                                                                $  (5.0)          $  (0.9)          $   4.2
                                                                                =============================================
Net income (loss) attributable to common shareholders                            $  (6.1)          $  (1.4)          $   3.5
                                                                                =============================================
Net income (loss) per common share:
      Basic and diluted                                                          $ (0.05)          $ (0.01)          $  0.03
                                                                                =============================================
Weighted average number of common shares outstanding (millions):
      Basic                                                                        127.3             127.3             127.3
      Diluted                                                                      127.3             127.3             127.4

Percentage of revenue:
      Gross margin                                                                    43%               46%               58%
      Research and development                                                        29%               24%               25%
      Selling and administrative                                                      33%               30%               26%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                                                    Three months ended
                                                                                        June 29,          March 30,        June 30,
                                                                                          2007              2007             2006
                                                                                       ---------------------------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net income (loss)                                                                     $  (5.0)          $  (0.9)          $   4.2
  Depreciation                                                                              1.2               1.1               1.4
  Amortization of other assets                                                              0.2               0.1                --
  Stock compensation expense                                                                0.5               0.5               0.3
  Other non-cash changes in operating activities                                             --              (0.1)             (0.3)
  Deferred income taxes                                                                    (0.4)             (0.4)             (0.2)
  Decrease (increase) in working capital:
     Trade accounts and other receivables                                                   1.7               3.8              (2.8)
     Inventories                                                                           (1.3)             (1.9)             (2.0)
     Prepaid expenses and other                                                             0.3               1.4               0.5
     Payables and accrued liabilities                                                      (3.9)             (1.2)             (8.0)
     Deferred credits                                                                      (0.1)              0.2                --
                                                                                       ---------------------------------------------
Total                                                                                      (6.8)              2.6              (6.9)
                                                                                       ---------------------------------------------
Investing activities:
  Acquisition of business                                                                    --                --              (7.1)
  Purchased short-term investments                                                           --              (3.3)               --
  Matured short-term investments                                                             --                --              24.6
  Proceeds from disposal of fixed assets                                                     --                --               0.1
  Expenditures for fixed assets                                                            (0.7)             (0.3)             (0.5)
                                                                                       ---------------------------------------------
Total                                                                                      (0.7)             (3.6)             17.1
                                                                                       ---------------------------------------------
Financing activities:
  Repayment of long-term debt                                                                --                --              (0.1)
  Payment of dividends on preferred shares                                                 (0.6)             (1.0)             (0.6)
  Repurchase of preferred shares                                                           (0.5)               --              (0.1)
  Decrease (increase) in restricted cash and cash equivalents                                --              (0.3)              1.0
                                                                                       ---------------------------------------------
Total                                                                                      (1.1)             (1.3)              0.2
                                                                                       ---------------------------------------------

Effect of currency translation on cash                                                      0.1               0.1               0.3
                                                                                       ---------------------------------------------
Increase (decrease) in cash and cash equivalents                                           (8.5)             (2.2)             10.7

Cash and cash equivalents, beginning of period                                            111.3             113.5              90.7
                                                                                       ---------------------------------------------

Cash and cash equivalents, end of period                                                $ 102.8           $ 111.3           $ 101.4
                                                                                       =============================================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                      June 29,         March 30,
                                                       2007              2007
                                                      --------------------------
ASSETS

Current assets:
  Cash and cash equivalents                           $102.8            $111.3
  Short-term investments                                 3.3               3.3
  Restricted cash and cash equivalents                  14.8              14.6
  Trade accounts receivable - net                       15.6              16.3
  Other receivables                                      5.9               6.6
  Inventories                                           20.5              19.1
  Prepaid expenses and other                             5.0               5.4
  Assets held for sale                                   3.1               3.1
                                                      --------------------------
                                                       171.0             179.7
Fixed assets - net                                      20.2              21.0
Deferred income tax assets - net                         8.9               4.9
Goodwill                                                 3.8               3.8
Intangible assets                                        1.4               1.6
Other assets                                             1.1                --
                                                      --------------------------
                                                      $206.4            $211.0
                                                      ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                              $  5.8            $  6.5
  Employee-related accruals                              8.7              11.5
  Income and other taxes payable                         0.3               4.7
  Current portion of provisions for
    exit activities                                      1.1               0.8
  Other accrued liabilities                              4.0               3.2
  Deferred credits                                       0.5               0.6
  Deferred income tax liabilities - current
    portion                                              0.1               0.1
                                                      --------------------------
                                                        20.5              27.4

Long-term portion of provisions for
  exit activities                                        0.5               0.5
Pension liabilities                                     16.1              15.9
Deferred income tax liabilities -
  long-term portion                                      0.2               0.2
Long-term income taxes payable                           8.1                --
                                                      --------------------------
                                                        45.4              44.0

Redeemable preferred shares,
  unlimited shares authorized; 1,260,800
  shares issued and outstanding
  as at June 29, 2007                                   15.6              16.1
                                                      --------------------------

Shareholders' equity:
  Common shares, unlimited shares
    authorized; no par value; 127,345,682
    shares issued and outstanding
    as at June 29, 2007                                768.5             768.5
  Additional paid-in capital                             4.3               4.3
  Deficit                                             (593.2)           (587.6)
  Accumulated other comprehensive loss                 (34.2)            (34.3)
                                                      --------------------------
                                                       145.4             150.9
                                                      --------------------------
                                                      $206.4            $211.0
                                                      ==========================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                                    Three Months                    Three Months                   Three Months
                                        Ended           % of           Ended           % of            Ended            % of
                                    Juneu 29, 2007       Total      March 30, 2007      Total       June 30, 2006        Total
                                    --------------      ------      --------------     ------       -------------       ------
Europe                                 $  11.8           38%           $  11.3           35%           $  15.5           40%
Asia - Pacific                            10.6           35                9.2           29               11.5           30
Americas                                   8.2           27               11.5           36               11.4           30
                                       -------         ----            -------         ----            -------         ----
                                       $  30.6          100%           $  32.0          100%           $  38.4          100%
                                       =======         ====            =======         ====            =======         ====